UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X873
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,336,725*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,336,725*

q	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,336,725*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.13%*

14.	TYPE OF REPORTING PERSON

IA

 * The percent of class is calculated based on 4,290,697 Shares (as defined in Item 1) outstanding as provided in the Issuer’s Form 8-K filed on June 21, 2019 (the “8-K”). The number of Shares reported herein is comprised of (i) 160,480 Shares and (ii) 2,176,245 additional Shares issuable to WMP, WCP and WAP (as defined in Item 2) upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants, 29,233,812 Series E Warrants, and 342,369 Series F Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,336,725*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,336,725*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,336,725*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.13%*

14.	TYPE OF REPORTING PERSON

OO

* The percent of class is calculated based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K. The number of Shares reported herein is comprised of (i) 160,480 Shares and (ii) 2,176,245 additional Shares issuable to WMP, WCP and WAP upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants, 29,233,812 Series E Warrants, and 342,369 Series F Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,431,195*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,431,195*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,431,195*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.45%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K. The number of Shares reported herein is comprised of (i) 98,095 Shares and (ii) 1,333,100 additional Shares issuable to WMP upon the exercise of 1,458,434 Series C Warrants, 2,979,904 Series D Warrants, 17,427,095 Series E Warrants, and 239,830 Series F Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

449,460*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

449,460*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

449,460*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.55%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K. The number of Shares reported herein is comprised of (i) 31,896 Shares and (ii) 417,564 additional Shares issuable to WCP upon the exercise of 491,070 Series C Warrants, 1,003,373 Series D Warrants, 5,869,008 Series E Warrants, and 49,393 Series F Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Asymmetric Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

347,027*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

347,027*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,027*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.52%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K. The number of Shares reported herein is comprised of (i) 23,424 Shares and (ii) 323,603 additional Shares issuable to WAP upon the exercise of 360,592 Series C Warrants, 736,780 Series D Warrants, 4,311,791 Series E Warrants, and 53,146 Series F Warrants.

CUSIP No.	78636X873

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), (v) Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership (“WAP”), and (vi) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)	The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416. The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands. The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(c)	WA manages and advises private investment funds, including WMP, WCP and WAP (the “WA Private Funds”). WB GP serves as general partner of private investment funds, including WMP, WCP and WAP. The principal business of WMP, WCP and WAP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

No changes since the previous 13D Amendment filed December 20, 2019.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, WA may be deemed to be the beneficial owner of 2,336,725 Shares, constituting 36.13% of the Shares of the Issuer, based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,336,725 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,336,725 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 2,336,725 Shares, constituting 36.13% of the Shares of the Issuer, based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,336,725 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,336,725 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,431,195 Shares, constituting 25.45% of the Shares of the Issuer, based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,431,195 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,431,195 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 449,460 Shares, constituting 9.55% of the Shares of the Issuer, based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 449,460 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 449,460 Shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 347,027 Shares, constituting 7.52% of the Shares of the Issuer, based on 4,290,697 Shares outstanding as provided in the Issuer’s 8-K.

WAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 347,027 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 347,027 Shares.

(c)  The transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit D.

(d) All of the Shares are beneficially owned by WMP, WCP and WAP, which are managed by WA and/or for which WB GP serves as the general partner.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 27, 2020, the Issuer, certain of its subsidiaries, and WAP, WMS and WCP, among others (the “Forbearing Parties”) extended the effectiveness of the Forbearance (as defined below) under certain Forbearance Agreements (as described below) until the earlier of (i) February 7, 2020 and (b) the date the Forbearance Agreements otherwise terminate in accordance with their terms. Such Forbearance Agreements were entered into among certain of the Forbearing Parties on September 23, 2019, and include the ABL Forbearance Agreement, the Term Loan Forbearance Agreement and the Convertible Notes Forbearance Agreement (each as defined and described in the Issuer’s 8-K filed on January 27, 2020, and collectively, the “Forbearance Agreements”).

Pursuant to the Forbearance Agreements, the Forbearing Parties agreed to refrain from exercising their rights and remedies under the Debt Instruments and applicable law (the “Forbearance”) with respect to existing defaults disclosed in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 16, 2019 and August 22, 2019 and other events of default that have occurred and other potential defaults or events of default that may occur as further specified in the Forbearance Agreements.

The foregoing description of the Forbearance Agreements is a summary only and is qualified in its entirety by reference to the complete text of the ABL Forbearance Agreement, the Term Loan Forbearance Agreement and the Convertible Notes Forbearance Agreement, each as amended, attached hereto as Exhibit AR, Exhibit AS, and Exhibit AT, respectively, each incorporated by reference into this Item 6.

Additionally, certain of the Reporting Persons received their allocation of the 429,967 Series F Closing Date Warrants issued to the ABL Lenders, as described further in the Reporting Persons’ previous 13D Amendment filed December 20, 2019.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C:  Board Members of Whitebox General Partner LLC

Exhibit D: Schedule of Transactions in the Shares by the Reporting Persons

Exhibit AR: ABL Forbearance Agreement, Exhibit 10.1 to the Issuer’s 8-K filed on September 23, 2019, which is incorporated herein by reference.

Exhibit AS: Term Loan Forbearance Agreement, Exhibit 10.2 to the Issuer’s 8-K filed on September 23, 2019, which is incorporated herein by reference.

Exhibit AT: Convertible Notes Forbearance Agreement, Exhibit 10.3 to the Issuer’s 8-K filed on September 23, 2019, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2020
(Date)

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Credit Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Asymmetric Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 14, dated January 29, 2020, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

January 29, 2020
(Date)

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Credit Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Asymmetric Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Executive Officer, Chief Legal Officer and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Executive Officer and Chief Legal Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit D

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in Shares (through the acquisition of Series F Warrants) by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

1/14/2020*	Common Stock	342,369	N/A	N/A

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

1/14/2020*	Common Stock	239,830	N/A	N/A

Schedule of Transactions by Whitebox Credit Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

1/14/2020*	Common Stock	49,393	N/A	N/A

Schedule of Transactions by Whitebox Asymmetric Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

1/14/2020*	Common Stock	53,146	N/A	N/A

*

The Reporting Persons were not aware of complete information regarding the transactions reported herein until receiving the transaction confirmation from the transfer agent by mail on January 28, 2020.